As filed with the Securities and Exchange Commission on August 13, 2009
1933 Act File No. 033-11387
1940 Act File No. 811-04984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☑
Pre-Effective Amendment No. —	☐
Post-Effective Amendment No. 78	☑
and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☑
Amendment No. 79
(Check appropriate box or boxes.)
AMERICAN BEACON FUNDS
(Exact Name of Registrant as Specified in Charter)
4151 Amon Carter Boulevard, MD 2450
Fort Worth, Texas 76155
(Address of Principal Executive Offices) (Zip Code)
Registrant’s Telephone Number, including Area Code: (817) 967-3509

William F. Quinn, President	With copies to:
4151 Amon Carter Boulevard MD 2450 Fort Worth, Texas 76155 (Name and Address of Agent for Service)	Francine J. Rosenberger, Esq. K&L Gates LLP 1601 K Street, NW Washington, D.C. 20006-1601
It is proposed that this filing will become effective (check appropriate box)
☑	This form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933 and the Securities Act registration statement number of the earlier effective registration statement for the same offering is 033-11387.
If appropriate, check the following box:
☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

AMERICAN BEACON FUNDS
CONTENTS OF REGISTRATION STATEMENT
This registration statement is comprised of the following:
Cover Sheet
Contents of Registration Statement
Part C
Signature Pages
The purpose of this filing is to file the corrected independent auditor’s consent to the American Beacon Funds’ Post-Effective Amendment No. 77 to its Registration Statement as filed with the Securities and Exchange Commission on August 3, 2009, Accession No. 0000950123-09-029012.

AMERICAN BEACON FUNDS
PART C. OTHER INFORMATION

Item 23.			Exhibits

(a)	(1)		Amended and Restated Declaration of Trust, dated November 1, 2004 – (xiv)

	(2)		Written Instrument Amending the Amended and Restated Declaration of Trust, filed with the Commonwealth of Massachusetts on March 23, 2005 – (xxi)

(b)	(1)		Bylaws – (i)

(c)			Rights of holders of the securities being registered are contained in Articles III, VIII, X, XI and XII of the Registrant’s Declaration of Trust and Articles III, V, VI and XI of the Registrant’s Bylaws

(d)	(1	)(A)	Management Agreement among American Beacon Funds, American Beacon Mileage Funds, American Beacon Select Funds, American Beacon Master Trust and American Beacon Advisors, Inc., dated September 12, 2008 – (xx)

	(1	)(B)	Amendment to Management Agreement, dated February 13, 2009 – (xxi)

	(2	)(A)	Form of Investment Advisory Agreement between American Beacon Advisors, Inc. and Barrow, Hanley, Mewhinney & Strauss, Inc., dated September 12, 2008 – (xx)

	(2	)(B)	Form of Investment Advisory Agreement between American Beacon Advisors, Inc. and Brandywine Global Investment Management, LLC, dated September 12, 2008 – (xx)

	(2	)(C)	Form of Investment Advisory Agreement between American Beacon Advisors, Inc. and Calamos Advisors LLC, dated September 12, 2008 – (xx)

	(2	)(D)	Form of Investment Advisory Agreement between American Beacon Advisors, Inc. and Causeway Capital Management LLC, dated September 12, 2008 – (xx)

	(2	)(E)	Form of Investment Advisory Agreement between American Beacon Advisors, Inc. and Dreman Value Management LLC, dated September 12, 2008 – (xx)

	(2	)(F)	Form of Investment Advisory Agreement between American Beacon Advisors, Inc. and Franklin Advisers, Inc., dated September 12, 2008 – (xx)

	(2	)(G)	Form of Investment Advisory Agreement between American Beacon Advisors, Inc. and Hotchkis and Wiley Capital Management, LLC, dated September 12, 2008 – (xx)

	(2	)(H)	Form of Investment Advisory Agreement between American Beacon Advisors, Inc. and Lazard Asset Management LLC, dated September 12, 2008 – (xx)

(2	)(I)	Form of Investment Advisory Agreement between American Beacon Advisors, Inc. and Logan Circle Partners, L.P., dated September 12, 2008 – (xx)

(2	)(J)	Form of Investment Advisory Agreement between American Beacon Advisors, Inc. and Metropolitan West Capital Management, LLC, dated November 18, 2008 – (xxi)

(2	)(K)	Form of Investment Advisory Agreement between American Beacon Advisors, Inc. and Morgan Stanley Investment Management, Inc., dated September 12, 2008 – (xx)

(2	)(K)(i)	Form of Amendment to Investment Advisory Agreement between American Beacon Advisors, Inc. and Morgan Stanley Investment Management, Inc., dated January 1, 2009 – (xxiii)

(2	)(L)	Form of Investment Advisory Agreement between American Beacon Advisors, Inc. and NISA Investment Advisors, L.L.C., dated September 12, 2008 – (xx)

(2	)(M)	Form of Investment Advisory Agreement between American Beacon Advisors, Inc. and Opus Capital Group, LLC, dated September 12, 2008 – (xx)

(2	)(N)	Form of Investment Advisory Agreement between American Beacon Advisors, Inc. and Pzena Investment Management, LLC, dated September 12, 2008 – (xx)

(2	)(N)(i)	Form of Amendment to Investment Advisory Agreement between American Beacon Advisors, Inc. and Pzena Investment Management, LLC, dated April 1, 2009 – (xxii)

(2	)(O)	Form of Investment Advisory Agreement between American Beacon Advisors, Inc. and Templeton Investment Counsel, LLC, dated September 12, 2008 – (xx)

(2	)(P)	Form of Investment Advisory Agreement between American Beacon Advisors, Inc. and The Boston Company Asset Management, LLC, dated September 12, 2008 – (xx)

(2	)(Q)	Form of Investment Advisory Agreement between American Beacon Advisors, Inc. and The Renaissance Group LLC, dated September 12, 2008 – (xx)

(2	)(R)	Form of Investment Advisory Agreement between American Beacon Advisors, Inc. and Winslow Capital Management, Inc., dated March 6, 2009 – (xxii)

(3	)(A)	Administration Agreement among American Beacon Funds, the American Beacon Mileage Funds, the American Beacon Select Funds

and the American Beacon Master Trust, and American Beacon Advisors, Inc., dated September 12, 2008 (xx)

	(3	)(B)	Amendment to Administration Agreement among American Beacon Funds, the American Beacon Mileage Funds, the American Beacon Select Funds and the American Beacon Master Trust, and American Beacon Advisors, Inc., dated April 30, 2009 (xxii)

	(3	)(C)	Amendment to Administration Agreement among American Beacon Funds, the American Beacon Mileage Funds, the American Beacon Select Funds and the American Beacon Master Trust, and American Beacon Advisors, Inc., dated July 24, 2009 — (xxiii)

(e)	(1)		Form of Distribution Agreement among American Beacon Funds, American Beacon Mileage Funds, American Beacon Select Funds and Foreside Fund Services, LLC, dated March 31, 2009 – (xxii)

(f)			Bonus, profit sharing or pension plans – (none)

(g)	(1)		Custodian Agreement between the American AAdvantage Funds and State Street Bank and Trust Company, dated December 1, 1997 – (ii)

	(2)		Amendment to Custodian Agreement to add Small Cap Value Fund, dated January 1, 1999 – (iv)

	(3)		Amendment to Custodian Agreement to add Large Cap Growth Fund, Emerging Markets Fund, Small Cap Index Fund and International Equity Index Fund, dated July 31, 2000 – (ix)

	(4)		Amendment to Custodian Agreement to add High Yield Bond Fund, dated December 29, 2000 – (v)

	(5)		Amendment to Custodian Agreement to reflect amendments to Rule 17f-5 of the 1940 Act, dated June 1, 2001 – (ix)

	(6)		Amendment to Custodian Agreement to add Enhanced Income Fund, dated July 1, 2003 – (xi)

	(7)		Amendment to Custodian Agreement to add Mid-Cap Value Fund and Treasury Inflation Protected Securities Fund, dated June 30, 2004– (xiii)

	(8)		Amendment to Custodian Agreement to add Small Cap Value Opportunity Fund, dated March 31, 2006 – (xvii)

(h)	(1	)(A)	Transfer Agency and Service Agreement between the American AAdvantage Funds and State Street Bank and Trust Company, dated January 1, 1998 – (ii)

	(1	)(B)	Amendment to Transfer Agency and Service Agreement to add Small Cap Value Fund, dated January 1, 1999 – (iv)

	(1	)(C)	Amendment to Transfer Agency and Service Agreement to add four new series of American AAdvantage Funds, dated July 31, 2000 – (ix)

	(1	)(D)	Amendment to Transfer Agency and Service Agreement to add High Yield Bond Fund, dated December 29, 2000 – (v)

(1	)(E)	Amendment to Transfer Agency and Service Agreement regarding anti-money laundering procedures, dated July 24, 2002 – (viii)

(1	)(F)	Amendment to Transfer Agency and Service Agreement regarding anti-money laundering procedures, dated September 24, 2002 – (ix)

(1	)(G)	Amendment to Transfer Agency and Service Agreement to add Enhanced Income Fund, dated July 1, 2003 – (xi)

(1	)(H)	Amendment to Transfer Agency and Service Agreement to replace fee schedule, dated March 26, 2004 – (xviii)

(1	)(I)	Amendment to Transfer Agency and Service Agreement to add Mid-Cap Value Fund and Treasury Inflation Protected Securities Fund, dated June 30, 2004 – (xiii)

(1	)(J)	Amendment to Transfer Agency and Service Agreement to add Small Cap Value Opportunity Fund, dated March 31, 2006 – (xvii)

(2	)(A)	Securities Lending Authorization Agreement between American AAdvantage Funds and State Street Bank and Trust Company, dated January 2, 1998 – (ii)

(2	)(B)	Amendment to Securities Lending Authorization Agreement to add Small Cap Value Fund, dated January 1, 1999 – (vi)

(2	)(C)	Amendment to Securities Lending Authorization Agreement to add Large Cap Growth Fund and Emerging Markets Fund, dated July 31, 2000 – (v)

(2	)(D)	Amendment to Securities Lending Authorization Agreement to add High Yield Bond Fund, dated December 29, 2000 – (v)

(2	)(E)	Amendment to Securities Lending Authorization Agreement to add Mid-Cap Value Fund, dated June 30, 2004 – (xiii)

(2	)(F)	Amendment to Securities Lending Authorization Agreement regarding lending in new countries, dated August 12, 2005 – (xvi)

(2	)(G)	Amendment to Securities Lending Authorization Agreement to add Small Cap Value Opportunity Fund, dated March 31, 2006 – (xvii)

(3)		Securities Lending, Agency and Collateral Management Agreement between American AAdvantage Funds, on behalf of High Yield Bond Fund, and Metropolitan West Securities, LLC, dated January 3, 2004 – (xii)

(4	)(A)	Administrative Services Agreement among American AAdvantage Funds, American AAdvantage Mileage Funds, AMR Investment Services Trust, AMR Investment Services, Inc. and State Street Bank and Trust Company, dated November 29, 1999 – (iii)

	(4	)(B)	Amendment to Administrative Services Agreement among American AAdvantage Funds, American AAdvantage Mileage Funds, AMR Investment Services Trust, AMR Investment Services, Inc. and State Street Bank and Trust Company to add Mid-Cap Value Fund and Emerging Markets Fund, dated June 30, 2004 – (xiii)

	(5)		Service Plan Agreement for the American Beacon Funds Investor Class, dated March 6, 2009 – (xxiii)

	(6)		Service Plan Agreement for the American AAdvantage Funds Service Class, dated May 1, 2003 – (x)

	(7)		Service Plan Agreement for the American Beacon Funds Retirement Class, dated April 30, 2009 – (xxii)

	(8)		Service Plan Agreement for the American Beacon Funds Y Class, dated July 24, 2009 – (xxiii)

	(9)		Master-Feeder Participation Agreement among Small Cap Index Fund, International Equity Index Fund, Quantitative Master Series Trust, and Princeton Funds Distributor, Inc., dated June 30, 2000 – (iv)

	(10)		Master-Feeder Participation Agreement among S&P 500 Index Fund, Equity 500 Index Portfolio and SSgA Funds Management, Inc., dated May 1, 2001 – (vii)

	(11)		Purchase Agreement between American AAdvantage Funds and John H. Harland Company, dated December 1, 2001 – (vii)

	(12)		Indemnity Agreement between Wachovia Bank, N.A. and American AAdvantage High Yield Bond Fund, dated January 13, 2004 – (xii)

	(13)		Amended and Restated Credit Agreement between American Beacon Funds and American Beacon Advisors, Inc., dated January 31, 2008 – (xix)

(i)			Opinion and consent of counsel – (xxiii)

(j)			Consent of Independent Registered Public Accounting Firm – (filed herewith)

(k)			Financial statements omitted from prospectus – (none)

(l)			Letter of investment intent – (i)

(m)	(1)		Distribution Plan pursuant to Rule 12b-1 for the American AAdvantage Funds – (i)

	(2)		Distribution Plan pursuant to Rule 12b-1 for the Service Class – (x)

	(3)		Distribution Plan pursuant to Rule 12b-1 for the Retirement Class (xxiii)

(n)			Amended and Restated Plan pursuant to Rule 18f-3, dated July 24, 2009 – (xxiii)

(p)	(1)		Code of Ethics of American Beacon Funds, American Beacon Mileage Funds, American Beacon Select Funds and American Beacon Master Trust, dated May 21, 2008 – (xx)

(2)	Code of Ethics of American Beacon Advisors, Inc., dated May 21, 2008 – (xx)

(3)	Code of Ethics of State Street Master Funds, amended September 16, 2004 – (xv)

(4)	Code of Ethics of Quantitative Master Series LLC, dated May 15, 2008 – (xxi)

(5)	Code of Ethics of Barrow, Hanley, Mewhinney & Strauss, Inc., adopted on November 28, 1983 and last amended on December 30, 2005 – (xix)

(6)	Code of Ethics of Brandywine Global Investment Management, LLC, dated January 2007 – (xxi)

(7)	Code of Ethics and Insider Trading Policy of Calamos Advisors LLC, dated December 20, 2007 – (xix)

(8)	Code of Ethics of Causeway Capital Management LLC, dated April 25, 2005 and revised November 1, 205 and January 30, 2006 – (xix)

(9)	Code of Ethics and Insider Trading Policy of Dreman Value Management LLC — (xix)

(10)	Code of Ethics and Policy Statement on Insider Trading of Franklin Advisers, Inc., revised May 2008 – (xxi)

(11)	Code of Ethics of Hotchkis and Wiley Capital Management, LLC, dated August 2008 – (xxi)

(12)	Code of Ethics and Personal Investment Policy of Lazard Asset Management LLC, dated November 2008– (xxi)

(13)	Code of Ethics of Logan Circle Partners, L.P., dated October 2007 – (xxi)

(14)	Code of Ethics of Metropolitan West Capital Management, LLC, dated December 2008 – (xxi)

(15)	Code of Ethics and Personal Trading Guidelines of Morgan Stanley Investment Management Inc., effective December 15, 2006 – (xix)

(16)	Code of Ethics and Standard of Professional Conduct of NISA Investment Advisors, L.L.C., dated February 2007 – (xix)

(17)	Code of Business Conduct and Ethics of Opus Capital Group, LLC, dated January 7, 2005 and revised January 31, 2006 – (xix)

(18)	Code of Business Conduct and Ethics of Pzena Investment Management, LLC, revised January 2009 – (xxi)

(19)	Code of Ethics and Policy Statement on Insider Trading of Templeton Investments Counsel, LLC, revised May 2008 – (xxi)

(20)	Code of Conduct and Personal Trading Policy of The Bank of New York Mellon Corporation, parent company of The Boston Company Asset Management, LLC, dated November 2007 – (xxi)

(21)	Code of Ethics of The Renaissance Group LLC, effective July 2007 – (xix)

(22)	Code of Ethics of Winslow Capital Management, Inc., dated February 2005 – (xxii)
Other Exhibits:
Powers of Attorney for Trustees of American Beacon Funds, American Beacon Mileage Funds, American Beacon Master Trust, and American Beacon Select Funds – (xxiii)
Powers of Attorney for Trustees of the State Street Master Funds, dated May 2008 – (xxi)
Powers of Attorney for Trustees of the Quantitative Master Series LLC – (xxi)

(i)	Incorporated by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A of the American AAdvantage Funds as filed with the Securities and Exchange Commission on December 18, 1997.

(ii)	Incorporated by reference to Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A of the American AAdvantage Funds as filed with the Securities and Exchange Commission on February 27, 1998.

(iii)	Incorporated by reference to Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A of the American AAdvantage Funds as filed with the Securities and Exchange Commission on December 21, 1999.

(iv)	Incorporated by reference to Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A of the American AAdvantage Funds as filed with the Securities and Exchange Commission on July 7, 2000.

(v)	Incorporated by reference to Post-Effective Amendment No. 34 to the Registration Statement on Form N-1A of the American AAdvantage Funds as filed with the Securities and Exchange Commission on December 29, 2000.

(vi)	Incorporated by reference to Post-Effective Amendment No. 35 to the Registration Statement on Form N-1A of the American AAdvantage Funds as filed with the Securities and Exchange Commission on February 28, 2001.

(vii)	Incorporated by reference to Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A of the American AAdvantage Funds as filed with the Securities and Exchange Commission on March 1, 2002.

(viii)	Incorporated by reference to Post-Effective Amendment No. 41 to the Registration Statement on Form N-1A of the American AAdvantage Funds as filed with the Securities and Exchange Commission on October 1, 2002.

(ix)	Incorporated by reference to Post-Effective Amendment No. 42 to the Registration Statement on Form N-1A of the American AAdvantage Funds as filed with the Securities and Exchange Commission on February 28, 2003.

(x)	Incorporated by reference to Post-Effective Amendment No. 45 to the Registration Statement on Form N-1A of the American AAdvantage Funds as filed with the Securities and Exchange Commission on May 1, 2003.

(xi)	Incorporated by reference to Post-Effective Amendment No. 46 to the Registration Statement on Form N-1A of the American AAdvantage Funds as filed with the Securities and Exchange Commission on July 1, 2003.

(xii)	Incorporated by reference to Post-Effective Amendment No. 48 to the Registration

Statement on Form N-1A of the American AAdvantage Funds as filed with the Securities and Exchange Commission on March 1, 2004.

(xiii)	Incorporated by reference to Post-Effective Amendment No. 50 to the Registration Statement on Form N-1A of the American AAdvantage Funds as filed with the Securities and Exchange Commission on June 30, 2004.

(xiv)	Incorporated by reference to Post-Effective Amendment No. 51 to the Registration Statement on Form N-1A of the American AAdvantage Funds as filed with the Securities and Exchange Commission on December 15, 2004.

(xv)	Incorporated by reference to Post-Effective Amendment No. 52 to the Registration Statement on Form N-1A of American Beacon Funds as filed with the Securities and Exchange Commission on March 1, 2005.

(xvi)	Incorporated by reference to Post-Effective Amendment No. 56 to the Registration Statement on Form N-1A of American Beacon Funds as filed with the Securities and Exchange Commission on September 30, 2005.

(xvii)	Incorporated by reference to Post-Effective Amendment No. 62 to the Registration Statement on Form N-1A of American Beacon Funds as filed with the Securities and Exchange Commission on March 31, 2006.

(xviii)	Incorporated by reference to Post-Effective Amendment No. 64 to the Registration Statement on Form N-1A of American Beacon Funds as filed with the Securities and Exchange Commission on March 1, 2007.

(xix)	Incorporated by reference to Post-Effective Amendment No. 70 to the Registration Statement on Form N-1A of American Beacon Funds as filed with the Securities and Exchange Commission on February 29, 2008.

(xx)	Incorporated by reference to Post-Effective Amendment No. 73 to the Registration Statement on Form N-1A of American Beacon Funds as filed with the Securities and Exchange Commission on December 31, 2008.

(xxi)	Incorporated by reference to Post-Effective Amendment No. 74 to the Registration Statement on Form N-1A of American Beacon Funds as filed with the Securities and Exchange Commission on February 27, 2009.

(xxii)	Incorporated by reference to Post-Effective Amendment No. 75 to the Registration Statement on Form N-1A of American Beacon Funds as filed with the Securities and Exchange Commission on May1, 2009.

(xxiii)	Incorporated by reference to Post-Effective Amendment No. 77 to the Registration Statement on Form N-1A of American Beacon Funds as filed with the Securities and Exchange Commission on August 3, 2009.
Item 24.      Persons Controlled by or under Common Control with Registrant
               None.
Item 25.      Indemnification
          Article XI of the Declaration of Trust of the Trust provides that:
Limitation of Liability
     Section 1. Provided they have exercised reasonable care and have acted under the reasonable belief that their actions are in the best interest of the Trust, the Trustees shall not be responsible for or liable in any event for neglect or wrongdoing of them or any officer, agent, employee or investment adviser of the Trust, but nothing contained herein shall protect any Trustee against any liability to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
Indemnification
     Section 2.
(a) Subject to the exceptions and limitations contained in paragraph (b) below:
          (i) every person who is, or has been, a Trustee or officer of the Trust (hereinafter referred to as “Covered Person”) shall be indemnified by the appropriate portfolios to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee or officer and against amounts paid or incurred by him in the settlement thereof;
          (ii) the words “claim,” “action,” “suit,” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal or other, including appeals), actual or threatened while in office or thereafter, and the words “liability” and “expenses” shall include, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.
          (b) No indemnification shall be provided hereunder to a Covered Person:
          (i) who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office or (B) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust; or
          (ii) in the event of a settlement, unless there has been a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (A) by the court or other body approving the settlement; (B) by at least a majority of those Trustees who are neither interested persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry); provided, however, that any Shareholder may, by appropriate legal proceedings, challenge any such determination by the Trustees, or by independent counsel.
          (c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such Trustee or officer and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Trustees and officers, and other persons may be entitled by contract or otherwise under law.

          (d) Expenses in connection with the preparation and presentation of a defense to any claim, action, suit, or proceeding of the character described in paragraph (a) of this Section 2 may be paid by the applicable Portfolio from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust if it is ultimately determined that he is not entitled to indemnification under this Section 2; provided, however, that:
          (i) such Covered Person shall have provided appropriate security for such undertaking;
          (ii) the Trust is insured against losses arising out of any such advance payments; or
          (iii) either a majority of the Trustees who are neither interested persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial-type inquiry or full investigation), that there is reason to believe that such Covered Person will be found entitled to indemnification under this Section 2.
          According to Article XII, Section 1 of the Declaration of Trust, the Trust is a trust, not a partnership. Trustees are not liable personally to any person extending credit to, contracting with or having any claim against the Trust, a particular Portfolio or the Trustees. A Trustee, however, is not protected from liability due to willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
          Article XII, Section 2 provides that, subject to the provisions of Section 1 of Article XII and to Article XI, the Trustees are not liable for errors of judgment or mistakes of fact or law, or for any act or omission in accordance with advice of counsel or other experts or for failing to follow such advice.
          Numbered Paragraph 8 of the Management Agreement provides that:
          8. Limitation of Liability of the Manager. The Manager shall not be liable for any error of judgment or mistake of law or for any loss suffered by a Trust or any Fund in connection with the matters to which this Agreement relate except a loss resulting from the willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement. Any person, even though also an officer, partner, employee, or agent of the Manager, who may be or become an officer, Board member, employee or agent of a Trust shall be deemed, when rendering services to a Trust or acting in any business of a Trust, to be rendering such services to or acting solely for a Trust and not as an officer, partner, employee, or agent or one under the control or direction of the Manager even though paid by it.
          Numbered Paragraph 9 of the Investment Advisory Agreement with Barrow, Hanley, Mewhinney & Straus, Inc. provides that:
          9. Liability of Adviser. The Adviser shall have no liability to the Trust, its shareholders or any third party arising out of or related to this Agreement except with respect to claims which occur due to any willful misfeasance, bad faith, or gross negligence in the performance of its duties or the reckless disregard of its obligations under this Agreement.
          Numbered Paragraph 9 of the Investment Advisory Agreement with Brandywine Global Investment Management, LLC provides that:
          9. Liability of Adviser. No provision of this Agreement shall be deemed to protect the Adviser against any liability to the Trust or its shareholders to which it might otherwise be subject by reason of any willful misfeasance, bad faith, or gross negligence in the performance of its duties or the reckless disregard of its obligations under this Agreement.
          Numbered Paragraph 9 of the Investment Advisory Agreement with Calamos Advisors LLC provides that:
          9. Liability of Adviser. Adviser will not be liable for any loss suffered by reason of any investment, decision, recommendation, or other action taken or omitted in what Adviser in good faith believes to be the proper performance of its duties hereunder. No provision of this Agreement shall be deemed to protect the Adviser against any liability to the Trust or its shareholders to which it might otherwise be subject by reason of any willful misfeasance, bad faith, or gross negligence in the performance of its duties or the reckless disregard of its obligations under this Agreement.
          Numbered Paragraph 8 of the Investment Advisory Agreement with Causeway Capital Management LLC provides that:
          8. Liability of Adviser. No provision of this Agreement shall be deemed to protect the Adviser against any liability to the Trust or its shareholders to which it might otherwise be subject by reason of any willful misfeasance, bad faith, or gross negligence in the performance of its duties or the reckless disregard of its obligations under this Agreement.
          Numbered Paragraph 9 of the Investment Advisory Agreement with Dreman Value Management LLC provides that:
          9. Liability of Adviser. No provision of this Agreement shall be deemed to protect the Adviser against any liability to the Trust or its shareholders to which it might otherwise be subject by reason of any willful misfeasance, bad faith, or gross negligence in the performance of its duties or the reckless disregard of its obligations under this Agreement.
          Numbered Paragraph 9 of the Investment Advisory Agreement with Franklin Advisers, Inc. provides that:
          9. Liability of Adviser. The Adviser shall have no liability to the Trust, its shareholders or any third party arising out of or related to this Agreement except with respect to claims which occur due to any willful misfeasance, bad faith, or gross negligence in the performance of its duties or the reckless disregard of its obligations under this Agreement.
          Numbered Paragraph 9 of the Investment Advisory Agreement with Hotchkis and Wiley Capital Management, LLC provides that:

          9. Liability of Adviser. No provision of this Agreement shall be deemed to protect the Adviser against any liability to the Trust or its shareholders to which it might otherwise be subject by reason of any willful misfeasance, bad faith, or gross negligence in the performance of its duties or the reckless disregard of its obligations under this Agreement.
          Numbered Paragraph 8 of the Investment Advisory Agreement with Lazard Asset Management LLC provides that:
          8. Liability of Adviser. No provision of this Agreement shall be deemed to protect the Adviser against any liability to the Trust or its shareholders to which it might otherwise be subject by reason of any willful misfeasance, bad faith, or gross negligence in the performance of its duties or the reckless disregard of its obligations under this Agreement.
          Numbered Paragraph 9 of the Investment Advisory Agreement with Logan Circle Partners, L.P. provides that:
          9. Liability of Adviser. The Adviser shall have no liability to the Trust, its shareholders or any third party arising out of or related to this Agreement except with respect to claims which occur due to any willful misfeasance, bad faith, or gross negligence in the performance of its duties or the reckless disregard of its obligations under this Agreement.
          Numbered Paragraph 9 of the Investment Advisory Agreement with Metropolitan West Capital Management, LLC provides that:
          9. Liability of Adviser. No provision of this Agreement shall be deemed to protect the Adviser against any liability to the Trust or its shareholders to which it might otherwise be subject by reason of any willful misfeasance, bad faith, or gross negligence in the performance of its duties or the reckless disregard of its obligations under this Agreement.
          Numbered Paragraph 7 of the Investment Advisory Agreement with Morgan Stanley Investment Management, Inc. provides that:
          7. (a) Standard of Care. Except as may otherwise be provided by applicable laws and regulations, neither the Adviser nor any of its affiliates or its or their officers, directors, employees or agents shall be subject to any liability to the Manager, the Trust, the Portfolios or any shareholder of a Portfolio or the Trust for any error of judgment or any loss arising out of any investment or other act or omission in the course of, connected with, or arising out of any service to be rendered under this Agreement, except by reason of willful misfeasance, bad faith or gross negligence in the performance of the Adviser’s duties hereunder or by reason of the Adviser’s reckless disregard of its obligations and duties hereunder. The Manager acknowledges and agrees that the Adviser makes no representation or warranty, express or implied, that any level of performance or investment results will be achieved by the Portfolios or the Assets designated by the Manager to the Adviser, or that the Portfolios or such Assets will perform comparably with any standard or index, including other clients of the Adviser, whether public or private.
          (b) Indemnification. The Manager shall hold harmless and indemnify the Adviser for any and all claims, losses, liabilities, costs, damages or expenses (including reasonable attorneys fees) (“Losses”) incurred by the Adviser in connection with the performance of its duties hereunder; provided, however, that nothing contained herein shall require that the Adviser be indemnified for Losses resulting from willful misfeasance, bad faith or gross negligence in the performance of the Adviser’s duties hereunder or by reason of the Adviser’s reckless disregard of its obligations and duties hereunder.
          The Adviser shall hold harmless and indemnify the Manager for any and all Losses incurred by the Manager that arise from the Adviser’s willful misfeasance, bad faith or gross negligence in the performance of its duties hereunder or by reason of the Adviser’s reckless disregard of its obligations and duties hereunder; provided, however, that nothing contained herein shall require that the Manager be indemnified for Losses resulting from willful misfeasance, bad faith or gross negligence in the performance of the Manager’s duties hereunder or by reason of the Manager’s reckless disregard of its obligations and duties hereunder.
          Numbered Paragraph 8 of the Investment Advisory Agreement with NISA Investment Advisors, L.L.C. provides that:
          8. Liability of Adviser. Adviser will not be liable for any loss suffered by reason of any investment, decision, recommendation, or other action taken or omitted in what Adviser in good faith believes to be the proper performance of its duties hereunder. No provision of this Agreement shall be deemed to protect the Adviser against any liability to the Trust or its shareholders to which it might otherwise be subject by reason of any willful misfeasance, bad faith, or gross negligence in the performance of its duties or the reckless disregard of its obligations under this Agreement.
          Numbered Paragraph 9 of the Investment Advisory Agreement with Opus Capital Group, LLC provides that:
          9. Liability of Adviser. No provision of this Agreement shall be deemed to protect the Adviser against any liability to the Trust or its shareholders to which it might otherwise be subject by reason of any willful misfeasance, bad faith, or gross negligence in the performance of its duties or the reckless disregard of its obligations under this Agreement.
          Numbered Paragraph 9 of the Investment Advisory Agreement with Pzena Investment Management, LLC provides that:
          9. Liability of Adviser. The Adviser shall not be liable for any action taken or omitted to be taken by it in its reasonable judgment, in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Agreement, or in accordance with (or in the absence of) specific directions or instructions from the Manager. No provision of this Agreement shall be deemed to protect the Adviser against any liability to the Trust or its shareholders to which it might otherwise be subject by reason of any willful misfeasance, bad faith, or gross negligence in the performance of its duties or the reckless disregard of its obligations under this Agreement.
          Numbered Paragraph 8 of the Investment Advisory Agreement with Templeton Investment Counsel, LLC provides that:
          8. Liability of Adviser. The Adviser shall have no liability to the Trust, its shareholders or any third party arising out of or related to this Agreement except with respect to claims which occur due to any willful misfeasance, bad faith, or gross negligence in the performance of its duties or the reckless disregard of its obligations under this Agreement.
          Numbered Paragraph 8 of the Investment Advisory Agreement with The Boston Company Asset Management, LLC provides that:
          8. Liability of Adviser. No provision of this Agreement shall be deemed to protect the Adviser against any liability to the Trust or its shareholders to which it might otherwise be subject by reason of any willful misfeasance, bad faith, or gross negligence in the performance of its duties or the reckless disregard of its obligations under this Agreement.
          Numbered Paragraph 9 of the Investment Advisory Agreement with The Renaissance Group LLC provides that:
          9. Liability of Adviser. The Adviser shall have no liability to the Trust, its shareholders or any third party arising out of or related to this Agreement except with respect to claims which occur due to any willful misfeasance, bad faith, or gross negligence in the performance of its duties or the reckless disregard of its obligations under this Agreement.
          Numbered Paragraph 9 of the Investment Advisory Agreement with Winslow Capital Management, Inc. provides that:
          9. Liability of Adviser. The Adviser shall have no liability to the Trust, its shareholders or any third party arising out of or related to this Agreement except with respect to claims which occur due to any willful misfeasance, bad faith, or gross negligence in the performance of its duties or the reckless disregard of its obligations under this Agreement.
          Numbered Paragraph 11 of the Administration Agreement provides that:
          11. Limitation of Liability of [American Beacon Advisors, Inc. (“ABA”)]. ABA shall not be liable for any error of judgment or mistake of law or for any loss suffered by a Trust or any Series in connection with the matters to which this Agreement relate except a loss resulting from the willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement. Any person, even though also an officer, partner, employee, or agent of ABA, who may be or become an officer, Board member, employee or agent of a Trust shall be deemed, when rendering services to any Trust or acting in any business of a Trust, to be rendering such services to or acting solely for the Trust and not as an officer, partner, employee, or agent or one under the control or direction of ABA even though paid by it.

Section 4.2 of the Distribution Agreement provides that:
(a) Notwithstanding anything in this Agreement to the contrary, Foreside shall not be responsible for, and the Clients shall on behalf of each applicable Fund or Class thereof, indemnify and hold harmless Foreside, its employees, directors, officers and managers and any person who controls Foreside within the meaning of section 15 of the Securities Act or section 20 of the Securities Exchange Act of 1934, as amended, (for purposes of this Section 4.2(a), “Foreside Indemnitees”) from and against, any and all losses, damages, costs, charges, reasonable counsel fees, payments, liabilities and other expenses of every nature and character (including, but not limited to, direct and indirect reasonable reprocessing costs) arising out of or attributable to all and any of the following (for purposes of this Section 4.2(a), a “Foreside Claim”):
          (i) any action (or omission to act) of Foreside or its agents taken in connection with this Agreement; provided, that such action (or omission to act) is taken in good faith and without willful misfeasance, negligence or reckless disregard by Foreside of its duties and obligations under this Agreement;
          (ii) any untrue statement of a material fact contained in the Registration Statement or arising out of or based upon any alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, unless such statement or omission was made in reliance upon, and in conformity with, information furnished to the Clients in connection with the preparation of the Registration Statement or exhibits to the Registration Statement by or on behalf of Foreside;
          (iii) any material breach of the Clients’ agreements, representations, warranties, and covenants in Sections 2.9 and 5.2 of this Agreement; or
          (iv) the reliance on or use by Foreside or its agents or subcontractors of information, records, documents or services which have been prepared, maintained or performed by the Clients or any agent of the Clients, including but not limited to any Predecessor Records provided pursuant to Section 2.9(b).
(b) Foreside will indemnify, defend and hold the Clients and their several officers and members of their Governing Bodies and any person who controls the Clients within the meaning of section 15 of the Securities Act or section 20 of the Securities Exchange Act of 1934, as amended, (collectively, the “Clients Indemnitees” and, with the Foreside Indemnitees, an “Indemnitee”), free and harmless from and against any and all claims, demands, actions, suits, judgments, liabilities, losses, damages, costs, charges, reasonable counsel fees and other expenses of every nature and character (including the cost of investigating or defending such claims, demands, actions, suits or liabilities and any reasonable counsel fees incurred in connection therewith), but only to the extent that such claims, demands, actions, suits, judgments, liabilities, losses, damages, costs, charges, reasonable counsel fees and other expenses result from, arise out of or are based upon all and any of the following (for purposes of this Section 4.2(c), a “Clients Claim” and, with a Foreside Claim, a “Claim”):
          (i) any material action (or omission to act) of Foreside or its agents taken in connection with this Agreement, provided that such action (or omission to act) is not taken in good faith and with willful misfeasance, negligence or reckless disregard by Foreside of its duties and obligations under this Agreement.
          (ii) any untrue statement of a material fact contained in the Registration Statement or any alleged omission of a material fact required to be stated or necessary to make the statements therein not misleading, if such statement or omission was made in reliance upon, and in conformity with, information furnished to the Clients in writing in connection with the preparation of the Registration Statement by or on behalf of Foreside; or
          (iii) any material breach of Foreside’s agreements, representations, warranties and covenants set forth in Section 2.4 and 5.1 hereof
(d) The Clients or Foreside (for purpose of this Section 4.2(d), an “Indemnifying Party”) may assume the defense of any suit brought to enforce any Foreside Claim or Clients Claim, respectively, and may retain counsel chosen by the Indemnifying Party and approved by the other Party, which approval shall not be unreasonably withheld or delayed. The Indemnifying Party shall advise the other Party that it will assume the defense of the suit and retain counsel within ten (10) days of receipt of the notice of the claim. If the Indemnifying Party assumes the defense of any such suit and retains counsel, the other Party shall bear the fees and expenses of any additional counsel that they retain. If the Indemnifying Party does not assume the defense of any such suit, or if other Party does not approve of counsel chosen by the Indemnifying Party, or if the other Party has been advised that it may have available defenses or claims that are not available to or conflict with those available to the Indemnifying Party, the Indemnifying Party will reimburse any Indemnitee named as defendant in such suit for the reasonable fees and expenses of any counsel that the Indemnitee retains. An Indemnitee shall not settle or confess any claim without the prior written consent of the applicable Client, which consent shall not be unreasonably withheld or delayed.
(e) An Indemnifying Party’s obligation to provide indemnification under this section is conditioned upon the Indemnifying Party receiving notice of any action brought against an Indemnitee within twenty (20) days after the summons or other first legal process is served. Such notice shall refer to the Person or Persons against whom the action is brought. The failure to provide such notice shall not relieve the Indemnifying Party of any liability that it may have to any Indemnitee except to the extent that the ability of the party entitled to such notice to defend such action has been materially adversely affected by the failure to provide notice.
(f) The provisions of this section and the parties’ representations and warranties in this Agreement shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any Indemnitee and shall survive the sale and redemption of any Shares made pursuant to subscriptions obtained by Foreside. The indemnification provisions of this section will inure exclusively to the benefit of each person that may be an Indemnitee at any time and their respective successors and assigns (it being intended that such persons be deemed to be third party beneficiaries under this Agreement).
Section 4.3 of the Distribution Agreement provides that:
Notwithstanding anything in this Agreement to the contrary, except as specifically set forth below:
(a) Neither Party shall be liable for losses, delays, failure, errors, interruption or loss of data occurring directly or indirectly by reason of circumstances beyond its reasonable control, including, without limitation, acts of God; action or inaction of civil or military authority; public enemy; war; terrorism; riot; fire; flood; sabotage; epidemics; labor disputes; civil commotion; interruption, loss or malfunction of utilities, transportation, computer or communications capabilities; insurrection; or elements of nature;
          (b) Neither Party shall be liable for any consequential, special or indirect losses or damages suffered by the other Party, whether or not the likelihood of such losses or damages was known by the Party;
          (c) No affiliate, director, officer, employee, manager, shareholder, partner, agent, counsel or consultant of either Party shall be liable at law or in equity for the obligations of such Party under this Agreement or for any damages suffered by the other Party related to this Agreement;
          (d) Except as set forth in Section 4.2(f), there are no third party beneficiaries of this Agreement;
          (e) Each Party shall have a duty to mitigate damages for which the other Party may become responsible;
          (f) The assets and liabilities of each Fund are separate and distinct from the assets and liabilities of each other Fund, and no Fund shall be liable or shall be charged for any debt, obligation or liability of any other Fund, whether arising under this Agreement or otherwise; and in asserting any rights or claims under this Agreement, Foreside shall look only to the assets and property of the Fund to which Foreside’s rights or claims relate in settlement of such rights or claims; and
          (g) Each Party agrees promptly to notify the other party of the commencement of any litigation or proceeding of which it becomes aware arising out of or in any way connected with the issuance or sale of Shares.
          Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 26.      I.      Business and Other Connections of Investment Manager
          American Beacon Advisors, Inc. (the “Manager”), 4151 Amon Carter Boulevard, MD 2450, Fort Worth, Texas 76155, offers investment management and administrative services. Information as to the officers and directors of the Manager is included in its current Form ADV (SEC File No. 801-29198) filed with the SEC.

          II. Business and Other Connections of Investment Advisers
          The investment advisers listed below provide investment advisory services to the Trust.
          American Beacon Advisors, Inc., 4151 Amon Carter Blvd., MD 2450, Fort Worth, Texas 76155.
          Barrow, Hanley, Mewhinney & Strauss, Inc., 2200 Ross Avenue, 31st Floor, Dallas, Texas 75201.
          Brandywine Global Investment Management, LLC, 2929 Arch Street, 8th Floor, Philadelphia, Pennsylvania 19104.
          Calamos Advisors LLC, 2020 Calamos Court, Naperville, Illinois 60563.
          Causeway Capital Management LLC, 11111 Santa Monica Blvd., Suite 1500, Los Angeles, California 90025.
          Dreman Value Management LLC, Harborside Financial Center, Plaza 10, Suite 800, Jersey City, New Jersey 07311.
          Franklin Advisers, Inc., One Franklin Parkway, San Mateo, California 94403.
          Hotchkis and Wiley Capital Management, LLC, 725 South Figueroa Street, 39th Floor, Los Angeles, California 90017.
          Lazard Asset Management LLC, 30 Rockefeller Plaza, New York, New York 10112.
          Logan Circle Partners, LP, 1717 Arch Street, Suite 1500, Philadelphia, Pennsylvania 19103.
          Metropolitan West Capital Management, LLC, 610 Newport Center Drive, Suite 1000, Newport Beach, California 92660.
          Morgan Stanley Investment Management Inc., 522 Fifth Avenue, New York, New York 10036.
          NISA Investment Advisors, L.L.C., 150 N. Meramec Avenue, Sixth Floor, St. Louis, Missouri 63105.
          Opus Capital Group, LLC, One West Fourth Street, Suite 2500, Cincinnati, Ohio 45202.
          Pzena Investment Management, LLC, 120 West 45th Street, 20th Floor, New York, New York 10036.

          Templeton Investment Counsel, LLC, 500 East Broward Boulevard, Suite 2100, Ft. Lauderdale, Florida 33394.
          The Boston Company Asset Management, LLC, One Boston Place, Boston, Massachusetts 02108.
          The Renaissance Group LLC, The Baldwin Center, 625 Eden Park Drive, Suite 1200, Cincinnati, Ohio 45202.
          Winslow Capital Management, Inc., 4720 IDS Tower, 80 South Eighth Street, Minneapolis, Minnesota 55402.
          Information as to the officers and directors of each of the above investment advisers is included in that adviser’s current Form ADV filed with the SEC and is incorporated by reference herein.
Item 27.      Principal Underwriter
          (a) Foreside Fund Services, LLC (“FFS”), the Trust’s principal underwriter, also serves as principal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended:
American Beacon Mileage Funds
American Beacon Select Funds
Bridgeway Funds, Inc.
Central Park Group Multi-Event Fund
Century Capital Management Trust
Direxion Shares ETF Trust
Forum Funds
Henderson Global Funds
Hirtle Callahan Trust
Ironwood Series Trust
Monarch Funds
NETS Trust
Nomura Partners Funds, Inc.
PMC Funds, Series of the Trust for Professional Managers
RevenueShares ETF Trust
Sound Shore Fund, Inc.
SPA ETF Trust
The CNL Funds
Wintergreen Fund, Inc.
          (b) The following table identifies the officers of FFS and their positions, if any, with the Trust. The business address of each of these individuals is Three Canal Plaza, Suite 100, Portland, Maine 04101.

Name	Position with Underwriter	Position with Trust
Mark S. Redman	President	None

Name	Position with Underwriter	Position with Trust
Richard J. Berthy	Vice President and Treasurer	None
Nanette K. Chern	Chief Compliance Officer and Vice President	None
Mark A. Fairbanks	Deputy Chief Compliance Officer and Vice President	None
Jennifer E. Hoopes	Secretary	None
          (c) Not applicable.
Item 28.      Location of Accounts and Records
          The books and other documents required by Section 31(a) under the Investment Company Act of 1940 are maintained in the physical possession of 1) the Trust’s custodian at State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110; 2) the Manager at American Beacon Advisors, Inc., 4151 Amon Carter Blvd., MD 2450, Fort Worth, Texas 76155; 3) Boston Financial Data Services, an affiliate of the Trust’s transfer agent, 330 West 9th St., Kansas City, Missouri 64105; or 4) the Trust’s investment advisers at the addresses listed in Item 26 above.
Item 29.      Management Services
          Not applicable.
Item 30.      Undertakings
          Not applicable.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 78 to its Registration Statement on Form N-1A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth and the State of Texas, on August 13, 2009. No other material event requiring prospectus disclosure has occurred since the latest of the three dates specified in Rule 485(b)(2).

AMERICAN BEACON FUNDS
By:	/s/ William F. Quinn
William F. Quinn
President

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 78 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William F. Quinn	President	August 13, 2009
William F. Quinn

/s/ Rebecca L. Harris Rebecca L. Harris	Treasurer (Principal Financial Officer)	August 13, 2009

W. Humphrey Bogart* W. Humphrey Bogart	Trustee	August 13, 2009

Brenda A. Cline* Brenda A. Cline	Trustee	August 13, 2009

Eugene J. Duffy* Eugene J. Duffy	Trustee	August 13, 2009

Thomas M. Dunning* Thomas M. Dunning	Trustee	August 13, 2009

Alan D. Feld* Alan D. Feld	Trustee	August 13, 2009

Richard A. Massman* Richard A. Massman	Chairman and Trustee	August 13, 2009

R. Gerald Turner* R. Gerald Turner	Trustee	August 13, 2009

Paul J. Zucconi* Paul J. Zucconi	Trustee	August 13, 2009

*By	/s/ William F. Quinn
William F. Quinn Attorney-In-Fact

INDEX TO EXHIBITS

Exhibit
Number	Description

(j)	Consent of Independent Auditors